Angel Oak Funds Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI  53202

May 28, 2019

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Angel Oak Funds Trust (the “Trust”) (File Nos. 333-197427 and 811-22980)

Dear Ms. Bentzinger:

Below please find a summary of the comments that the Trust received from you on May 13, 2019 with respect to post-effective amendment No. 30 filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) (amendment No. 31 under the Investment Company Act of 1940, as amended (the “1940 Act”)), on March 29, 2019 for the Angel Oak Multi-Strategy Income Fund (the “Multi-Strategy Income Fund”), the Angel Oak Financials Income Fund (the “Financials Income Fund”) (formerly, the Angel Oak Flexible Income Fund), the Angel Oak High Yield Opportunities Fund (the “High Yield Opportunities Fund”), and the Angel Oak UltraShort Income Fund (the “UltraShort Income Fund”) (each, a “Fund” and together, the “Funds”). For your convenience, your comments have been reproduced with responses following each comment.

Unless otherwise stated, the following comments are applicable to all Funds:

1.	Comment: Confirm supplementally if a Fund plans to engage in any borrowing, and if so, include interest expense in the Fund’s fee table.

Response: Currently, only the Multi-Strategy Income Fund engages in borrowing for investment purposes. In addition, the Funds may, from time to time, access a line of credit for short-term liquidity purposes. The Trust confirms that any applicable interest expense from these activities has been included in a Fund’s “Other Expenses” line item in the Fees and Expenses table.

2.
Comment: Each Fund’s fee table contains a footnote stating that the “Other Expenses” and “Acquired Fund Fees and Expenses” for Class T have been estimated. Please explain supplementally why these expenses will be materially different for this class from those of other share classes.

Response: The Trust states supplementally that it does not expect expenses to be different for Class T shares than for other classes of the Funds. However, because Class T shares have not yet commenced operations, the Trust can only estimate what the Other Expenses and AFFE will be based on the prior year’s Other Expenses and AFFE for the other classes.

3.
Comment: The Multi-Strategy Income Fund states that it may invest directly in mortgage loans. If true with respect to the Fund, please add to the principal risk disclosure a statement that mortgage loans can take significantly longer than 7 days to settle, which means that shareholders may not be paid in a timely manner, or that the Fund may be forced to incur losses in order to pay redemption proceeds on time and that investments in mortgage loans may not be securities and therefore may not have protections afforded by federal securities laws.

Response: The Trust has reviewed the Fund’s existing risk disclosure and believes that it adequately discloses the risks associated with investing in mortgage loans. We further note that the disclosure expressly addresses the fact that mortgage loans may be subject to extended settlement periods and that investors in such loans may not be able to rely on the protections of the federal securities laws.  For the Staff’s reference, we have reproduced the relevant risk disclosure below (with emphasis added):

Residential Loans and Mortgages Risk (Multi-Strategy Income Fund only).  The Fund may acquire residential loans and mortgages (including through participations, assignments and whole loans) from third-party mortgage originators. In addition to interest rate, default and other risks of fixed income securities, residential loans and mortgages carry additional risks, including the possibility that the quality of the collateral may decline in value and the potential for the liquidity of residential loans and mortgages to vary over time.  In addition, in the event that a loan is foreclosed on, the Fund could become the owner (in whole or in part) of any collateral, which may include, among other things, real estate or other real or personal property, and the Fund would bear the costs and liabilities of owning, holding or disposing of such property.

The Fund may also experience difficulty disposing of loans, which do not trade in a liquid market and typically can only be sold to a limited number of institutional investors.  The absence of a liquid market for these instruments could adversely impact their value and may inhibit the Fund’s ability to dispose of them at times when it would be desirable to do so, including in response to particular economic events, such as a deterioration in the creditworthiness of the borrower. Because they do not trade in a liquid market residential loans may also be difficult for the Fund to value.

Investing in loans may subject the Fund to greater levels of credit risk, call risk, settlement risk and liquidity risk than other types of fixed income instruments. Transactions in loans may also involve greater costs than transactions in more actively traded securities.  In addition, a number of factors, including restrictions on transfers, irregular trading activity and wide bid/ask spreads, and extended trade settlement periods may make it more difficult for the Fund to acquire, dispose of or accurately price such instruments relative to other types of investments.  As a result, the Fund may not be able to realize the full value for loans and may result in extended delays in the Fund’s receipt of proceeds from the sale of a loan, which could adversely impact the Fund’s performance.  Because transactions in many loans are subject to extended trade settlement periods, proceeds from the sale of a loan may not be immediately available to the Fund.  As a result, sale proceeds related to the sale of loans may not be available to make additional investments or to meet the Fund’s repurchase obligations for a period after the sale of the loans, and, as a result, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

When acquiring residential loans, the Fund relies on third-party mortgage originators to originate mortgage loans that comply with applicable law. Mortgage loan originators and brokers are subject to strict and evolving consumer protection laws and other legal obligations with respect to the origination of residential mortgage loans. These laws may be highly subjective and open to interpretation and, as a result, a regulator or court may determine that that there has been a violation where an originator or servicer of mortgage loans reasonably believed that the law or requirement had been satisfied. Failure or alleged failure of originators or servicers to comply with these laws and regulations could subject the Fund, as an assignee or purchaser of these loans or securities backed by these loans, to, among other things, delays in foreclosure proceedings, increased litigation expenses, monetary penalties and defenses to foreclosure, including by recoupment or setoff of finance charges and fees collected, and in some cases could also result in rescission of the affected residential mortgage loans, which could adversely impact the Fund’s business and financial results. While some of these laws may not explicitly hold the Fund responsible for the legal violations of these third parties, federal and state agencies and private litigants have increasingly sought to impose such liability. Various regulators and plaintiffs’ lawyers have also sought to hold assignees of mortgage loans liable for the alleged violations of the originating lender under theories of express or implied assignee liability. Accordingly, the Fund may be subject to fines, penalties or civil liability based upon the conduct of the mortgage lenders that originated the mortgage loans the Fund holds.

Despite the Fund’s efforts to manage credit risk related to the residential mortgage loans the Fund acquires, there are many aspects of credit risk that the Fund cannot control. The Fund’s due diligence process may not be effective at preventing or limiting compliance violations or borrower delinquencies and defaults, and the loan servicing companies that service the mortgage loans may not comply with applicable servicing regulations or investor requirements. Prior to acquiring loans, the Fund will perform due diligence and the Fund will rely on resources and data available to it from the seller, which may be limited. The Fund’s due diligence efforts may not detect matters that could lead to losses. If the Fund’s due diligence processes are not adequate, and the Fund fails to detect certain loan defects or compliance issues related to origination, the Fund may incur losses. The Fund could also incur losses if a counterparty that sold the Fund a loan is unwilling or unable (e.g., due to its financial condition) to repurchase that loan or asset or pay damages to the Fund if the Fund determines subsequent to purchase that one or more of the representations or warranties made to the Fund in connection with the sale was inaccurate. There may be less readily available information about loans and their underlying borrowers than is the case for other types of investments and issuers.  In addition, because loans may not be considered “securities,” investors in loans, such as the Fund, may not be entitled to rely on the anti-fraud protections of the federal securities laws, although they may be entitled to certain contractual remedies.

4.	Comment: If, as a principal investment strategy, a Fund will invest in covenant light loans, please describe and add correlating risk disclosure.

Response: The Trust confirms that the Funds do not invest in covenant light loans as part of their principal investment strategies.

5.	Comment: Confirm supplementally that any Funds that engage in short-selling will include estimated dividends and interest on short positions as a line item in the fee table.

Response: The Trust confirms that none of the Funds currently engages in, or currently intends to engage in, short-selling; thus, there are no related expenses.  To the extent any Fund does engage in short-selling in the future, estimated dividends and interest on short positions will be reflected in a line item to the Fund’s fee table to the extent required by Form N-1A and Staff guidance.

6.	Comment: The following comments are applicable to the Subsidiary Structure of the Multi-Strategy Income Fund.
a.	Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: The Trust confirms that the financial statements of the Subsidiary are consolidated with those of the Fund.

b.
Confirm that if the Subsidiary charges management fees, the management fee will be included in the management fee of the Fund. In addition, confirm that the expenses of the Subsidiary will be included in “Other Expenses” line item disclosed in the Fund’s fee table.

Response: The Subsidiary does not charge management fees and, therefore, there are no applicable management fees to include with the Fund’s management fee. The Trust confirms that any applicable expenses of the Subsidiary have been included in the Fund’s “Other Expenses.”

c.	Explain supplementally why investments are being made through the Subsidiary organized under the laws of the state of Delaware in order to comply with certain regulations.

Response: Certain U.S. states impose licensing requirements on lenders, which, in certain instances, may be deemed to apply to investors that hold certain loans that are tied to those states.  These requirements vary from state to state and could impose significant costs and operational burdens on the Fund if it were required to obtain such licenses.  Ownership of loans by a statutory trust for which a national bank (e.g., U.S. Bank, NA, the trustee of the Subsidiary) does not implicate these state law licensing requirements.  Accordingly, the Fund’s use of the Subsidiary structure enables the Fund to acquire loans from a wider pool of U.S. jurisdictions, resulting in a more geographically diverse portfolio.

7.	Comment: With respect to the Multi-Strategy Income Fund, please confirm the following:

a.	That the Subsidiary complies with Section 8 and Section 18 of the 1940 Act on an aggregate basis with the Fund.

Response:  The Trust notes that the prospectus currently discloses that the Subsidiary will be managed pursuant to the compliance policies and procedure of the Fund that are applicable to it.  Because the Subsidiary is not registered as an investment company under the 1940 Act, it is not subject to the provisions of the 1940 Act, including Sections 8 and 18.  The Trust confirms, however, that the Fund’s compliance with these provisions, including, without limitation, adherence to its policies adopted pursuant to Section 8 and compliance with the asset segregation requirements of Section 18, is monitored on a consolidated basis that takes into account the investments held by the Subsidiary.

b.	That each adviser to the Subsidiary, if any, complies with the 1940 Act provisions regarding approval of an investment advisory agreement (i.e., Section 15).

Response: It is not anticipated that a Subsidiary will enter into an investment advisory agreement with an investment adviser. Instead, it is expected that the Adviser, in its capacity as investment adviser to the Fund, will cause the Fund, as sole beneficial owner of the Subsidiary, to instruct the trustee of the Subsidiary to purchase or sell assets for the account of the Subsidiary. The Adviser will not provide investment advisory services to the Subsidiary that are distinct from the advisory services it provides to the Fund.  Pursuant to the Investment Advisory Agreement between the Fund and the Adviser, the Adviser manages the Fund’s investment portfolio and directs purchases and sales of the Fund’s investments. Although certain of those investments may be acquired by the Fund indirectly through a Subsidiary, the Adviser would not be providing distinct investment advice to the Subsidiary.  The services provided to the Subsidiary by the Adviser are administrative, rather than advisory, in nature and are incidental to the services provided by the Adviser to the Fund.  No fee is paid by the Subsidiary to the Adviser.

Additionally, the Trust respectfully notes that, even if a Subsidiary were party to an investment advisory agreement with the Adviser, it would not be subject to Section 15 of the 1940 Act because it would not be registered as an investment company under the 1940 Act.  Nevertheless, the Trust confirms that any services provided by the Adviser to the Subsidiary, as well as any investment advice provided by the Adviser relating to investments acquired through a Subsidiary, would be taken into account by the Board in considering the nature and quality of services provided by the Adviser in connection with the Board’s consideration of the renewal of the Fund’s Investment Advisory Agreement.

c.	That the investment advisory agreement between the Fund’s Adviser and the Subsidiary’s Adviser(s), if any, will be included as an exhibit to the next post-effective amendment filing.

Response: See the Trust’s response to the Staff’s Comment 7.b., above. In addition, the Subsidiary does not have an adviser or a separate investment advisory agreement.

d.	That the Subsidiary complies with the 1940 Act provisions regarding affiliated transactions and custody (i.e. Section 17).

Response: See the Trust’s response to the Staff’s Comments 7.a. and 7.b., above. In addition, the Trust confirms that the Subsidiary will be managed in compliance with the Trust’s Section 17 policies and procedures.

e.	That, in aggregate, the principal strategies and risks of the Subsidiary are the same as those of the Fund.

Response: The Trust so confirms.

8.
Comment: With respect to the Multi-Strategy Income Fund, please confirm that the Subsidiary and its Board will agree to inspection by the SEC staff of its books and records and other materials, in accordance with Section 31 and the rules thereunder.

Response: The Trust confirms that the Subsidiary agrees to inspection by the Staff of its books and records and other materials, in accordance with Section 31 and the rules thereunder.

9.	Comment: Please consider placing the risks in order of priority to the Fund(s), rather than in alphabetical order.

Response: The Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of a Fund and that each such risk is relevant for investors. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across the Funds. However, to add clarity to the risk disclosure format, the following disclosure has been added to the first paragraph under “Principal Risks” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence:

The principal risks of investing in the Fund are summarized below. The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with those of other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears. ~~There may be circumstances that could prevent the Fund from achieving its investment objective and you may lose money by investing in the Fund~~. You should carefully consider the Fund’s investment risks before deciding whether to invest in the Fund. There may be circumstances that could prevent the Fund from achieving its investment objective and you may lose money by investing in the Fund. An investment in the Fund is not a deposit at a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

10.
Comment: Please provide risk disclosure regarding how a transition from LIBOR could affect the Funds’ investment. For example, will a Fund’s investments in instruments that pay interest at floating rates based on LIBOR that do not include fall back provisions that address how interest will be determined if LIBOR stops being published, and if so, how will it affect the liquidation of those investments. Also, please disclose how a transition to a successor rate could impact the value of the investment that references LIBOR.

Response: The Trust has added the following Item 4 risk disclosure to the prospectus with respect to each Fund:

LIBOR Risk.  Instruments in which the Fund invests may pay interest at floating rates based on LIBOR or may be subject to interest caps or floors based on LIBOR. The Fund and issuers of instruments in which the Fund invests may also obtain financing at floating rates based on LIBOR. Derivative instruments utilized by the Fund and/or issuers of instruments in which the Fund may invest may also reference LIBOR. The Fund also may utilize leverage or borrowings primarily based on LIBOR.  In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments that reference LIBOR. The effect of a phase out of LIBOR on U.S. instruments in which the Fund may invest is currently unclear. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions, and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. To the extent that any replacement rate differs from that utilized for a Structured Product that holds those securities, the Structured Product would experience an interest rate mismatch between its assets and liabilities. Structured Products generally contemplate a scenario where LIBOR is no longer available by requiring the Structured Product’s administrator to calculate a replacement rate primarily through dealer polling on the applicable measurement date. However, there is uncertainty regarding the effectiveness of the dealer polling processes, including the willingness of banks to provide such quotations. Recently, some Structured Products have included, or have been amended to include, language permitting the Structured Product’s investment manager to implement a market replacement rate upon the occurrence of certain material disruption events. However, not all Structured Products may adopt such provisions, nor can there be any assurance that Structured Products’ investment managers will undertake the suggested amendments when able.  Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, issuers of instruments in which the Fund invests and financial markets generally.

In addition, the Fund has added the following Item 9 risk disclosure to the prospectus:

LIBOR Risk. Instruments in which a Fund invests may pay interest at floating rates based on LIBOR or may be subject to interest caps or floors based on LIBOR. A Fund and issuers of instruments in which a Fund invests may also obtain financing at floating rates based on LIBOR. Derivative instruments utilized by a Fund and/or issuers of instruments in which a Fund may invest may also reference LIBOR. A Fund also may utilize leverage or borrowings primarily based on LIBOR. Regulators and law-enforcement agencies from a number of governments, including entities in the United States, Japan, Canada and the United Kingdom, have conducted or are conducting civil and criminal investigations into whether the banks that contributed to the British Bankers’ Association, or the “BBA,” in connection with the calculation of daily LIBOR may have been manipulating or attempting to manipulate LIBOR. Several financial institutions have reached settlements with the Commodity Futures Trading Commission (“CFTC”), the U.S. Department of Justice Fraud Section and the United Kingdom Financial Conduct Authority in connection with investigations by such authorities into submissions made by such financial institutions to the bodies that set LIBOR and other interbank offered rates. Additional investigations remain ongoing with respect to other major banks. There can be no assurance that there will not be additional admissions or findings of rate-setting manipulation or that manipulations of LIBOR or other similar interbank offered rates will not be shown to have occurred. ICE Benchmark Administration Limited assumed the role of LIBOR administrator from the BBA on February 1, 2014. Any new administrator of LIBOR may make methodological changes to the way in which LIBOR is calculated or may alter, discontinue or suspend calculation or dissemination of LIBOR.

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments that reference LIBOR. The effect of a phase out of LIBOR on U.S. instruments in which a Fund may invest is currently unclear. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions, and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. To the extent that any replacement rate differs from that utilized for a structured product that holds those securities, the structured product would experience an interest rate mismatch between its assets and liabilities. Structured products generally contemplate a scenario where LIBOR is no longer available by requiring the structured product’s administrator to calculate a replacement rate primarily through dealer polling on the applicable measurement date. However, there is uncertainty regarding the effectiveness of the dealer polling processes, including the willingness of banks to provide such quotations. Recently, some structured products have included, or have been amended to include, language permitting the structured product’s investment manager to implement a market replacement rate upon the occurrence of certain material disruption events. However, not all structured products may adopt such provisions, nor can there be any assurance that structured products’ investment managers will undertake the suggested amendments when able. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. It remains uncertain how such changes would be implemented and the effects such changes would have on a Fund, issuers of instruments in which a Fund invests and financial markets generally.

11.
Comment: Given the Funds’ investment in fixed income securities, please add credit risk as a separate risk, describing the sensitivity to default or the possibility that the issuer will fail to pay principal or interest.

Response: The Trust has added the following Item 4 risk disclosure to the prospectus with respect to each Fund:

Credit Risk. Credit risk is the risk that the Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

In addition, the Fund has added the following Item 9 risk disclosure to the prospectus:

Credit Risk. A Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract or repurchase agreement, is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations. The downgrade of the credit of a security held by a Fund may decrease its value. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings. Measures such as average credit quality may not accurately reflect the true credit risk of a Fund. This is especially the case if the Fund consists of securities with widely varying credit ratings. Therefore, if a Fund has an average credit rating that suggests a certain credit quality, the Fund may in fact be subject to greater credit risk than the average would suggest. This risk is greater to the extent the Fund uses leverage or derivatives in connection with the management of the Fund.

12.
Comment: With respect to the “Collateralized Loan Obligations (“CLOs”) and Collateralized Debt Obligations (“CDOs”) Risks” disclosure, and related strategy disclosure as applicable, the Staff notes that CLOs and collateralized mortgage obligations are a subset of CDOs and that these subsets are not discussed consistently between the strategy and risk disclosures of the Funds. Please reconcile the strategy and risk disclosure of each Fund such that the risk disclosure addresses the specific strategy discussed with respect to that Fund’s investment in CDOs, CLOs, and CMOs.

Response: The Trust has revised the Funds’ principal investment strategies and risk disclosure relating to CLOs, CDOs and other structured products in accordance with the Staff’s comment.

13.
Comment: The strategy disclosures of the Multi-Strategy Income Fund and the UltraShort Income Fund discuss Subprime loans. In the Fund’s “Mortgage-Backed and Asset Backed Securities Risks” discuss risks related to Subprime loans, and specifically, that the liquidity of those investments may change dramatically over time.

Response: The Trust has added the following to the “Mortgage-Backed and Asset Backed Securities Risks” disclosure:

In addition, mortgage-backed securities comprised of subprime mortgages and investments in other asset-backed securities collateralized by subprime loans may be subject to a higher degree of credit risk and valuation risk. Additionally, such securities may be subject to a higher degree of liquidity risk, because the liquidity of such investments may vary dramatically over time.

14.	Comment: In the Funds’ “Residential Loans and Mortgages Risk,” if applicable, add risk disclosure regarding sub-prime residential and mortgage loans.

Response: The Trust has made the following revisions:

Residential Loans and Mortgages Risk. In addition to interest rate, default and other risks of fixed income securities, investments in whole loans and debt instruments backed by residential loans or mortgages, (or pools of loans or mortgages) carry additional risks, including the possibility that the quality of the collateral may decline in value and the potential for the liquidity of residential loans and mortgages to vary over time.  These risks are greater for subprime residential and mortgage loans. Because they do not trade in a liquid market, residential loans typically can only be sold to a limited universe of institutional investors and may be difficult for the Fund to value. In addition, in the event that a loan is foreclosed on, the Fund could become the owner (in whole or in part) of any collateral, which may include, among other things, real estate or other real or personal property, and the Fund would bear the costs and liabilities of owning, holding or disposing of such property.

15.	Comment: If applicable, add CMOs and/or delete CDOs from the Structured Products Risk.

Response: In connection with its response to the Staff’s Comment 12, above, the Trust believes that it has made the appropriate revisions to the “Structured Products Risk”, as applicable.

16.	Comment: In the “Purchase and Sale of Fund Shares” section, add a statement that Class T shares are redeemable on any business day.

Response: The Trust has made the requested revision.

17.
Comment: Please revise footnote 4 to the fees and expenses table to clarify that any recoupment, after payment, will not cause the Fund’s expense ratio to exceed the lesser of (i) the Expense Limit in effect at the time of the waiver or reimbursement and (ii) the Expense Limit in effect at the time of recoupment and the recoupment is made within three years after the end of the month in which the Adviser incurred the expense.

Response: As applicable, each Fund’s footnote 4 has been revised as follows:

“…The Adviser may recoup from the Fund any waived amount or reimbursed expenses pursuant to this agreement if such recoupment does not cause the Fund’s Total Annual Fund Operating Expenses after such recoupment to exceed the lesser of (i)…”

18.
Comment: Please make clear in the summary for the Financials Income Fund that each Fund’s investments may include “significant” investments in high yield and unrated securities, as is stated in the Item 9 disclosure.

Response: The Trust has made the following revisions:

“The Fund may invest, without limitation, in fixed-income instruments of any quality and maturity, including high-yield securities (also known as “junk bonds”), and securities that are not rated by any rating agencies.”

19.
Comment: In the second paragraph of the Financials Income Fund’s summary section, the Fund discusses investments in sub-debt, unrated debt and senior debt, and equity and junior tranches. Please better describe these investment tiers and tailor the risk disclosure accordingly (e.g., that the level of risk can vary based on the level of debt).

Response: The Trust has added the following disclosure regarding the Fund’s investment strategy with respect to the “tranches” of debt securities:

The Fund may invest indirectly in securities issued by community banks and other financial institutions through Structured Products and credit derivatives. In particular, the Fund may invest in equity and junior debt tranches of community bank debt securitizations and other asset-backed securities and debt securitizations, which are collateralized by a portfolio consisting primarily of unsecured, subordinated loans made to, and unsecured, subordinated debentures, notes or other securities issued by, community banks or other financial institutions (“Structured Products”). The Fund may also invest in other securities and instruments that are related to these Structured Products or that the Adviser believes are consistent with the Fund’s investment objective, including senior debt tranches of community bank debt securitizations.

In addition, the Trust has added the following risk disclosure regarding the “tranches” of debt securities:

Additional risks relating to investing in the subordinated/equity tranche of Structured Products. Up to all of the Fund’s investments in Structured Products may be in the subordinated/equity tranches. Investments in the equity tranches of Structured Products typically represent the first loss position, are unrated and are subject to greater risk. To the extent that any losses are incurred by the Structured Product in respect of any collateral, such losses will be borne first by the owners of the equity interests, which may include the Fund. Any equity interests that the Fund holds in a Structured Product will not be secured by the assets of the Structured Product or guaranteed by any party, and the Fund will rank behind all creditors of the Structured Product, including the holders of the secured notes issued by the Structured Product. Equity interests are typically subject to certain payment restrictions in the indenture governing the senior tranches. Accordingly, equity interests may not be paid in full, may be adversely impacted by defaults by a relatively small number of underlying assets held by the Structured Product and may be subject to up to 100% loss. Structured Products may be highly levered, and therefore equity interests may be subject to a higher risk of loss, including the potential for total loss. The market value of equity interests may be significantly affected by a variety of factors, including changes in interest rates, changes in the market value of the collateral held by the securitization, defaults and recoveries on that collateral and other risks associated with that collateral. The leveraged nature of equity interest is likely to magnify these impacts. Equity interests typically do not have a fixed coupon and payments on equity interests will be based on the income received from the underlying collateral and the payments made to the senior tranches, both of which may be based on floating rates. While the payments on equity interest will be variable, equity interests may not offer the same level of protection against changes in interest rates as other floating rate instruments. Equity interests are typically illiquid investments and subject to extensive transfer restrictions, and no party is under any obligation to make a market for equity interests. At times, there may be no market for equity interests, and the Fund may not be able to sell or otherwise transfer equity interests at their fair value, or at all, in the event that it determines to sell them.

20.	Comment: In the third paragraph of the Financials Income Fund’s summary section, with respect to the 25% policy, clarify that the Fund has a policy to concentrate and what that means.

Response: The Trust has made the following revisions:

In addition, the Fund will concentrate its investments in the group of industries related to banks and diversified financials. This means that, under normal circumstances, the Fund will invest more than 25% of its assets (measured at the time of purchase) in securities issued by companies conducting their principal business activities in the group of industries related to banks and diversified financials.

21.	Comment: With respect to the Financials Income Fund, please add risk disclosure relating to the Fund’s strategy to invest in REITs and BDCs.

Response: The Trust has added the following Item 4 risk disclosure to the prospectus:

BDC Risk. BDCs may carry risks similar to those of a private equity or venture capital fund. BDC company securities are not redeemable at the option of the shareholder and they may trade in the market at a discount to their NAV.  BDCs usually trade at a discount to their NAV because they invest in unlisted securities and have limited access to capital markets. BDCs are subject to management and other expenses, which will be indirectly paid by the Fund.

REIT Risk. A REIT is a company that owns or finances income-producing real estate. Through its investments in REITs, the Fund is subject to the risks of investing in the real estate market, including decreases in property revenues, increases in interest rates, increases in property taxes and operating expenses, legal and regulatory changes, a lack of credit or capital, defaults by borrowers or tenants, environmental problems and natural disasters.

In addition, the Fund has added the following Item 9 risk disclosure to the prospectus:

BDC Risk (Financials Income Fund only). BDCs may carry risks similar to those of a private equity or venture capital fund. BDC company securities are not redeemable at the option of the shareholder and they may trade in the market at a discount to their NAV. A BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high-quality debt securities. BDCs usually trade at a discount to their NAV because they invest in unlisted securities and have limited access to capital markets. BDCs may leverage their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a BDC, this leverage also subjects a BDC to increased risks, including the likelihood of increased volatility and the possibility that a BDC’s common share income will fall if the dividend rate of the preferred shares or the interest rate on any borrowings rises. BDCs are subject to management and other expenses, which will be indirectly paid by the Fund.

REIT Risk. (Financials Income Fund only). Investments in REITs involve unique risks. REITs may have limited financial resources, may trade less frequently and in limited volume, and may be more volatile than other securities. In addition, to the extent the Fund holds interests in REITs, it is expected that investors in the Fund will bear two layers of asset-based management fees and expenses (directly at the Fund level and indirectly at the REIT level). The risks of investing in REITs include certain risks associated with the direct ownership of real estate and the real estate industry in general. These include risks related to general, regional and local economic conditions; fluctuations in interest rates and property tax rates; shifts in zoning laws, environmental regulations and other governmental action such as the exercise of eminent domain; cash flow dependency; increased operating expenses; lack of availability of mortgage funds; losses due to natural disasters; overbuilding; losses due to casualty or condemnation; changes in property values and rental rates; and other factors.

22.
Comment: With respect to the Financials Income Fund’s 80% policy, state in the Fund’s Item 9 disclosure that the Fund looks through to underlying funds in which it invests (including ETFs) when determining compliance with the 80% policy.

Response: The Trust has made the following revisions:

“The Fund will, under normal circumstances, invest at least 80% of the value of its net assets plus the amount of any borrowings for investment purposes in the securities of financial institutions (measured at the time of purchase). The Fund will look through to underlying funds in which it invests (including ETFs) when determining compliance this 80% policy.”

23.	Comment: In the Financials Income Fund’s Performance disclosure, include the explanation required by instruction 2(b) to Item 4(b)(2)(i) (i.e., additional information about the secondary index).

Response: The Trust has made the following revision to the Performance disclosure:

“The table below shows how the Fund’s Class A, Class C, and Institutional Class average annual total returns compare over time to those of a broad-based securities market index and a secondary index that shows how the Fund’s performance compares with returns of an index of companies that more narrowly reflect the Fund’s investments.”

24.	Comment: With respect to the Financials Income Fund, if applicable, explain that the strategy changes adopted may affect the Fund’s performance.

Response: The Trust respectfully notes that the SAI currently contains the following disclosure:

“On December 16, 2018, the Fund’s name was changed to “Angel Oak Financials Income Fund,” and the Fund adopted a new investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and made certain other changes to the Fund’s investment strategies.  As a result, the Fund’s performance during periods prior to these dates may have differed had the Fund’s current investment policies and strategies been in place at those times.”

Additionally, the Trust notes that the changes to the Fund’s strategy did not impact the universe of investments in which the Fund was permitted to invest, but instead simply placed limitations on the Fund’s ability to invest in instruments that do not fall within its 80% investment policy.  In other words, the Fund would have been entitled to invest in its current portfolio prior to the implementation of these particular changes.

25.	Comment: Consider whether the first and fifth sentences of the fourth paragraph of the High Yield Income Fund’s summary strategy disclosure may be redundant.

Response: The Fund has deleted the first sentence of the fourth paragraph and made the following revision to the fifth sentence:

“The Fund may invest up to 15% of its net assets in private placements, Rule 144A securities (which are subject to resale restrictions), and securities of issuers that are bankrupt or in default that may be deemed to be illiquid investments.”

26.
Comment: With respect to the High Yield Opportunity Fund’s 80% policy, disclose in the Item 9 disclosure that any derivatives that are included in the 80% policy will be valued on a mark to market basis, rather than notional value.

Response: The Trust has made the following revisions:

Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Fund can invest. The Fund uses derivatives to gain or adjust exposure to markets, sectors, securities and currencies and to manage exposure to risks relating to creditworthiness, interest rate spreads, volatility and changes in yield curves. In certain market environments, the Fund may use interest rate swaps and futures contracts to help protect its portfolio from interest rate risk. The Fund may also utilize foreign currency transactions, including currency options and forward currency contracts, to hedge non-U.S. Dollar investments or to establish or adjust exposure to particular foreign securities, markets or currencies. For purposes of assessing compliance with the Fund’s 80% policy, the derivatives in which the Fund invests will be valued on a mark to market basis.

27.
Comment: Please review the Item 4 and Item 9 disclosure for each Fund and consider revising to include expanded discussion of each Fund’s strategy in its Item 9 disclosure. Also, please reconcile any inconsistencies in the respective Item 4 and Item 9 disclosures.

Response: The Trust has reviewed each section for inconsistency and made changes where, in its determination, such changes were appropriate. The Trust notes that, in response to several of the Staff’s comments, the Trust has made further revisions to each Fund’s Item 4 and Item 9 disclosure, including adding and clarifying disclosure. The Trust notes that the remaining disclosure in Item 9 expands upon the details provided in the summary section with respect to each the Fund’s investments. The Trust believes that such disclosure is consistent with the instructions to Form N-1A, and the Trust notes that General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust believes that the Fund’s disclosure is consistent with such instruction.

28.	Comment: In the Multi-Strategy Income Fund’s Item 9 disclosure, disclose what is the Fund’s concentration policy.

Response: The Trust has corrected the typographical error in the Multi-Strategy Income Fund’s Item 9 disclosure, and made the following revisions:

“In addition, the Fund will concentrate its investment in in residential mortgage-backed securities (agency and non-agency) and commercial mortgage-backed securities. This means that, under normal circumstances, the Fund will invest more than 25% of its assets (measured at the time of purchase) in such securities~~the group of industries related to banks and diversified financials~~.

29.
Comment: In the Multi-Strategy Income Fund’s Item 9 disclosure states that the Fund “may” invest in a variety of asset-backed securities, but the summary section states that Fund will “primarily” invest in a variety of securities. Please reconcile this discrepancy.

Response: The Trust has reviewed each disclosure and does not believe a discrepancy exists. The Trust notes that the Item 9 disclosure expands on the disclosure in the summary section by describing the various types of asset-backed securities in which they Fund may invest at any particular time. Nevertheless, for added clarity, the Trust has revised the Fund’s Item 9 disclosure as follows:

The ~~Fund may invest in a variety of~~ asset-backed securities in which the Fund invests may consist of a variety of categories, including CDOs, CLOs and agency or non-agency residential mortgage-backed securities (“RMBS”).”

30.	Comment: Please reconcile any discrepancies between how the Multi-Strategy Income Fund’s investments in other investment companies is disclosed in its Item 4 and Item 9 disclosure.

Response: The Trust has reviewed each Item’s disclosure and does not believe a discrepancy exists. The Trust notes that the Item 9 disclosure expands on Item 4’s disclosure by noting the specific types and characteristics of other investment companies (i.e., that the other investment companies may be part of the same group of investment companies as the Fund) that are summarized in its Item 4 disclosure. The Trust, therefore, respectfully declines to make changes in response to the Staff comment.

31.	Comment: In the Financial Income Fund’s Item 9 disclosure, disclose what is the Fund’s concentration policy.

Response: The Trust has made the following revisions:

In addition, the Fund will concentrate its investments in the group of industries related to banks and diversified financials. This means that, under normal circumstances, the Fund will invest more than 25% of its assets (measured at the time of purchase) in securities issued by companies conducting their principal business activities in the group of industries related to banks and diversified financials.

32.
Comment: In the Financial Income Fund’s Item 9 disclosure, disclose that the Fund may engage in active and frequent trading and explain the tax consequences to shareholders of increase portfolio turnover and that tax consequences may affect the Fund’s performance (see instruction 7 to Item 4).

Response: The Fund has made the requested revision.
.
33.	Comment: Please reconcile any discrepancies between how the Financials Income Fund’s investments in other investment companies is disclosed in its Item 4 and Item 9 disclosure

Response: The Fund does not invest in other investment companies as part of its principal investment strategy. The Trust has revised the Fund’s Item 4 and Item 9 accordingly.

34.	Comment: Disclose the High Yield Opportunities Fund’s 80% policy in its Item 9 disclosure, and state whether it can be changed without shareholder approval.

Response: The Trust has made the requested revision.

35.
Comment: With respect to the High Yield Opportunities Fund’s discussion of how investments in other investment companies qualify towards the Fund’s 80% policy, please remove the phrase “that primarily invest”, as it is the Staff’s position that the Fund should look through to the other investment companies’ investments for such determination.

Response: The Trust has made the requested revision.

36.	Comment: Disclose the UltraShort Income Fund’s policy to concentrate in its Item 9 disclosure (see instruction 4 to Item 9).

Response: The Trust has made the requested revision.

37.	Comment: Disclose that the UltraShort Income Fund may engage in active and frequent trading, and the consequences of that investment style, in its Item 9 disclosure (see instruction 7 to Item 9).

Response: The Trust has made the requested revision.

38.	Comment: On page 48, under “Management of the Funds”, in the new “Subadviser” disclosure, describe the Subadviser’s investment experience and services provided to the Fund (see Item 10(a)(1)).

Response: The Trust has made the requested revision.

39.	Comment: Confirm the report in which a discussion of the Board of Trustees’ consideration and approval of the Investment Sub-Advisory Agreement is available.

Response: The Trust confirms that the disclosure concerning the Board of Trustees’ consideration and approval of the Investment Sub-Advisory Agreement was included in the Funds’ Semi-Annual Report to Shareholders dated July 31, 2018, as filed with the Commission on Form N-CSRS on October 2018.

40.
Comment: With respect to Class A and Class C CDSC waivers which state that the Fund’s officers may, in their discretion, waive fees in circumstances they deem to warrant a waiver of the CDSC, please identify in the appendix the name of each intermediary subject to this waiver as shareholders should be able to identify if a waiver is applicable to them (see Item 12(a)(2) of Form N-1A, Rule 22d-1 and IM Guidance Update No. 2016-01).

Response: The Trust is unaware of specific instances in which this waiver has been granted in the past.  The Trust notes that this waiver is intended to apply in the case of hardship or similar circumstances faced by a shareholder other than those specifically enumerated in the disclosure.  The Trust has revised the disclosure to more clearly provide information concerning the application of this scheduled variation consistent with Rules 6c-10 and 22d-1.  The Trust notes that eligibility for this waiver is not tied to any specific intermediary and, therefore, does not believe it is necessary to identify specific intermediaries in an appendix.

41.
Comment: In the “General Notes for Selling Shares” section, please ensure the disclosure addresses the Item 11 disclosure requirements with respect to each manner of redemption request (e.g., clarify that the Fund’s procedures apply to redemption requests made of intermediaries).

Response: The Trust has made the following clarification:

“In addition to the Funds’ redemption procedures, redemptions made through a Financial Intermediary may be subject to procedures established by that institution.”

42.
Comment: The Staff notes that the Trust’s prior response to Staff comments regarding sub-item (3) of the interpretation of the Funds’ concentration policy in the Trust’s SAI does not adequately address the prior comment. The Staff reiterates its position that every investment – other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) -- is an investment in some industry or group of industries.

Accordingly, a Fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes.

Response: The Trust believes the disclosure is consistent with the 1940 Act. The Trust notes that, as the disclosure explains, certain types of asset-backed securities do not reflect the risks associated with a particular industry. In the case of asset-backed securities that are backed by a pool of loans issued to companies in a single industry or group of industries, the Fund treats the asset-backed security as part of such industry or group of industries. However, to the extent that such a security is backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other (as is commonly the case for CLOs and CDOs), it would not be practicable or appropriate for the Fund to look through to the industry classification of each borrower within the pool of loans.  Further, due to the potential diversity of the industries represented by the companies within such a pool it is reasonable not to classify such securities as relating to a particular industry or group of industries.

The Trust believes that this policy is consistent with previous guidance from the Staff and the practices of other mutual funds. Guide 19 to Form N-1A permitted registrants to define their own industry classifications, provided that the classifications were reasonable and the companies within a single industry had materially similar primary economic characteristics.1 Although the guidelines have been rescinded, registrants continue to rely on them and the Commission has indicated its continued approval of the Guide 19 instruction that registrants may rely on their own reasonable industry classifications, provided they are not overly broad within the meaning of Guide 19.2

1 The preamble to the Guidelines for Form N-2 stated that “[t]he Guidelines to Form N-1A [were] also applicable to Form N‑2 unless the context dictates otherwise.”
2 See Brief for SEC as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010) (“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”).

43.
Comment: Please provide more information regarding the Subadviser’s proxy voting policy (e.g., explain how the Subadviser will vote on specific issues), or attach the policy as required by Item 17(f) of Form N-1A.

Response: The Trust has included a copy of the Subadviser’s Proxy Voting Policy as an appendix to the SAI.

44.	Comment: The Staff notes that Appendix A to the SAI is not referenced in the SAI.

Response: The Trust has made the following revision in the SAI’s investment policies and risks section:

“Corporate Debt Securities. Corporate debt securities are long- and short-term debt obligations issued by companies (such as publicly issued and privately placed bonds, notes and commercial paper). Angel Oak Capital Advisors, LLC (“Angel Oak” or the “Adviser”) considers corporate debt securities to be of investment grade quality if they are rated BBB or higher by Standard & Poor’s (“S&P”), a division of the McGraw Hill Companies, or Baa or higher by Moody’s Investors Service, Inc. (“Moody’s”), or if unrated, determined by the Adviser to be of comparable quality. Investment grade debt securities generally have adequate to strong protection of principal and interest payments. In the lower end of this category, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal than in higher rated categories. For additional information about these rating rankings, see Appendix A – Description of Securities Ratings.”

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-6620 or alia.vasquez@usbank.com.

Sincerely,

/s/ Alia M. Vasquez
Alia M. Vasquez
Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

CC:	Adam Langley, CCO, Angel Oak Funds Trust
Stephen Cohen, Esq., Dechert LLP
Matthew Barsamian, Esq., Dechert LLP